MGO Global Inc.

1515 SE 17th Street, Suite 121/#460596

Fort Lauderdale, Florida 33346

December 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick

Re:	MGO Global Inc.
Registration Statement on Form S-1, as amended
File No. 333-282517
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 19, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 9:05 a.m., Eastern Time, on Monday, December 23, 2024, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact Jeffrey Wofford of Sichenzia Ross Ference Carmel LLP at (646) 876-0618.

Very Truly Yours,

By:	/s/ Maximiliano Ojeda
Name:	Maximiliano Ojeda
Title:	Chief Executive Officer

cc:	Jeffrey Wofford, Sichenzia Ross Ference Carmel LLP